SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 15, 2024

I.	Date, Time and Place: On January 15, 2024, at 2:00 pm, in a hybrid form, virtual and presential, considered as held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/no., Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the City and State of São Paulo.

II.	Call Notice and Attendance: The call notice was submitted in accordance with Article 19 of the Company's Bylaws, and a majority of the members of the Board of Directors attended the meeting.

III.	Presiding Board: Chairman of the meeting: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca Guinesi.

IV.         Agenda: Deliberate on: (i) approval of the Company's budget for the 2024 fiscal year; and (ii) the approval and ratification of all acts carried out by the Company's Board of Directors to implement the decision made in the above item (i).

V.          Resolution: Once the meeting was held, after analysis and discussion of the matter on the Agenda, the present Councilors approved, without reservations, by unanimous vote:

(i)	The Company's budget for the 2024 fiscal year, filed at the Company's headquarters, which is duly filed at the Company's headquarters.

(ii)           The approval and ratification of all acts performed by the Company's Board of Directors to implement the decision made in the above item.

VI.	Signatures: Having no further matters to discuss, the meeting was adjourned for the drafting of this minute, which was read, approved, and signed by the present members of the Board of Directors and by the President and Secretary of the board. Signatures: Board: President: Mr. Constantino de Oliveira Junior; Secretary: Mrs. Renata Domingues da Fonseca Guinesi; and Board Members Present: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Adrian Neuhauser, Anmol Bhargava, Marcela de Paiva Bomfim Teixeira, and Germán Pasquale Quiroga Vilardo

Certify that this is a true copy of the minutes recorded in the appropriate book.

São Paulo/SP, January 15, 2024.

Constantino de Oliveira Junior Chairman	Renata Domingues da Fonseca Guinesi Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer